EXHIBIT 12.1

SEMPRA ENERGY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	2003	2004	2005	2006	2007	Six months ended June 30, 2008
Fixed charges and preferred stock dividends:
Interest	$345	$332	$342	$413	$379	$152
Interest portion of annual rentals	4	4	5	6	6	2
Preferred dividends of subsidiaries (1)	11	12	10	15	14	8

Total fixed charges	360	348	357	434	399	162
Preferred dividends for purpose of ratio	—	—	—	—	—	—

Total fixed charges and preferred dividends for purpose of ratio	$360	$348	$357	$434	$399	$162

Earnings:
Pretax income from continuing operations	$814	$1,105	$947	$1,732	$1,649	$815
Add:
Total fixed charges (from above)	360	348	357	434	399	162
Distributed income of equity investees	72	59	73	431	19	8
Less:
Interest capitalized	26	8	28	58	100	52
Equity in income (loss) of unconsolidated subsidiaries and joint ventures	5	36	66	156	90	200
Minority interest in income of consolidated subsidiaries	—	—	—	7	31	(8)

Total earnings for purpose of ratio	$1,215	$1,468	$1,283	$2,376	$1,846	$741

Ratio of earnings to combined fixed charges and preferred stock dividends	3.38	4.22	3.59	5.47	4.63	4.57

Ratio of earnings to fixed charges	3.38	4.22	3.59	5.47	4.63	4.57

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.